UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Ivanhoe Mines Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
46579N
(CUSIP Number)
Ben Mathews
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
+44 (0) 20 7781 2058
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
Stewart Robertson
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
+44 (0) 20 7959 8900
October 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		257,931,578 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

257,931,578 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,931,578 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.1 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

Page 2 of 12 Pages

CUSIP No.	46579N	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		257,931,578 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

257,931,578 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,931,578 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.1 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 3 of 12 Pages

Item 1. Security and Issuer.
Item 3. Source and Amount of Funds or Other Consideration.
Item 5. Interest in Securities of the Issuer.

Item 1. Security and Issuer.
     This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006 and amended on September 12, 2007, October 26, 2007, January 7, 2008 and April 10, 2008 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     The section entitled “Second Tranche Private Placement” in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“Second Tranche Private Placement
Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH, an additional 46,304,473 Shares (the “Basic Second Tranche Private Placement Shares”), representing, upon completion, an additional 9.95 per cent of the Company’s outstanding Shares, at a price of $8.38 per Basic Second Tranche Private Placement Share for an aggregate subscription price of $388,031,483.74 in cash, at a closing that occurred on October 27, 2009 (the “Second Closing Date”). The closing of this “Second Tranche Private Placement” was made in accordance with the Private Placement Agreement, which provided that the closing would occur on the earlier of:
(i) the 20th business day following the date, provided that such date is within three years of the First Closing Date (the “Approved OT Investment Contract Date”), that is the latest of (x) the date upon which the Company, or a subsidiary of the Company, enters into an investment agreement with the Government of Mongolia in respect of the Company’s Oyu Tolgoi copper and gold mineral development project (the “OT Project”) in Mongolia’s South Gobi region that is mutually acceptable to the Company and RTIH (an “Approved OT Investment Contract”), (y) the date upon which the Company’s board of directors approves the Approved OT Investment Contract and (z) the date upon which RTIH notifies the Company that the Approved OT Investment Contract is acceptable; and
(ii) the 10th business day following the date upon which RTIH gives notice to the Company of its election to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract (provided that such notice is given at any time prior to the third anniversary of the First Closing Date), or such later date as RTIH and the Company may agree in writing.
On October 13, 2009, RTIH gave notice to the Company of its election to complete the Second Tranche Private Placement.

Page 4 of 12 Pages

Under the Private Placement Agreement, if, upon issuance, the Basic Second Tranche Private Placement Shares represented less than 9.95 per cent of the total number of Shares then issued and outstanding, RTIH also had the option (the “Top Up Option”), exercisable prior to the closing of the Second Tranche Private Placement, to purchase up to that number of additional Shares, if any (the “Top Up Private Placement Shares”) that, when aggregated with the Basic Second Tranche Private Placement Shares, represent upon issuance 9.95 per cent of the total number of Shares then issued and outstanding. The Top Up Option has expired because the Basic Second Tranche Private Placement Shares represented, upon completion of the Second Tranche Private Placement, 9.95 per cent of the total number of Shares then issued and outstanding.
Under the Private Placement Agreement, RTIH’s obligation (but not its right) to complete the Second Tranche Private Placement would have terminated if the prior approval of the Company’s shareholders for RTIH’s right to exercise the Series A Warrants and the Series B Warrants (the “Company Shareholder Approval Matter”) was not obtained within 60 days of the First Closing Date. Approval by the Company’s shareholders of the Company Shareholder Approval Matter was obtained on November 30, 2006, such date being within 60 days of the First Closing Date.
RTIH obtained the funds for the subscription price for the Basic Second Tranche Private Placement Shares from the working capital of Rio Tinto.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.
     The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
     Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares, and on the Second Closing Date, RTIH acquired an additional 46,304,473 Shares. The Shares acquired were originally intended to produce an aggregate interest of 19.9 per cent of the Company’s outstanding Shares but, as a result of Share issues under employee share plans, the aggregate interest has been diluted to 19.7 per cent of the Company’s outstanding Shares. Pursuant to RTIH's anti-dilution rights under the Private Placement Agreement (as described in Item 4), RTIH also acquired on December 4, 2008 an additional 243,772 Shares and warrants which are exercisable to purchase an additional 1,440,406 Shares at a price of Cdn$3.1465 per share.
     Also pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired the Series A Warrants and the Series B Warrants which are exercisable to purchase an additional 92,053,044 Shares. On the Funding Date, RTIH acquired the Series C Warrants which, pursuant to the Funding Proportion,3 are currently exercisable to purchase an additional 35,000,000 Shares. As of October 27, 2009, the Loan Amount was convertible into a maximum of an additional 45,800,000 Shares at a price of $10.00 per Share upon maturity.4
     Therefore, each of Rio Tinto and RTIH is deemed to beneficially own 257,931,578 Shares which, assuming the exercise of all the Series A Warrants, Series B Warrants, Series C Warrants and Anti-Dilution Warrants and the conversion of the Loan Amount into a maximum of an additional 45,800,000 Shares, in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date and the 46,304,473 Shares acquired by RTIH on the Second Closing Date, would represent 43.1 per cent of the Company’s outstanding Shares on a fully diluted basis.

[3]	As at October 30, 2009, the Funding Proportion is one, which is equal to the lesser of one and the result obtained by dividing (i) $350 million, the total drawdown under the Facility, by (ii) $350 million
[4]	The Loan Amount bears interest at LIBOR plus 3.5 per cent and matures on September 12, 2010. The principal amount of $350,000,000 and up to $108,000,000 in interest automatically converts into a maximum of 45.8 million Shares at a price of $10.00 per share upon maturity. Based on current interest rates, the amount may approximate $410,000,000, or approximately 41,000,000 Shares, on conversion.

Page 5 of 12 Pages

     The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 378,278,376 Shares outstanding as of September 14, 2009, as contained in the Company’s 2009 Notice of Special Meeting of the Shareholders dated September 21, 2009.
     In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
     To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Page 6 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 30, 2009

Rio Tinto plc
/s/ Ben Mathews
Signature

Ben Mathews / Secretary
Name/Title

Rio Tinto International Holdings Limited
/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

Page 7 of 12 Pages

SCHEDULE A
The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship

Directors

Jan du Plessis	Chairman of Rio Tinto	2 Easbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Easbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Easbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Sir David Clementi	Company Director	2 Easbourne Terrace London W2 6LG United Kingdom	United Kingdom

Vivienne Cox	Company Director	2 Easbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sir Rod Eddington	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Yves Fortier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Page 8 of 12 Pages

Present Principal
Name	Occupation	Business Address	Citizenship
Richard Goodmanson	Executive Vice President and Chief Operating Officer of DuPont	2 Easbourne Terrace London W2 6LG United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	2 Easbourne Terrace London W2 6LG United Kingdom	United Kingdom

Lord Kerr	Company Director	2 Easbourne Terrace London W2 6LG United Kingdom	United Kingdom

David Mayhew	Chairman of Cazenove Group plc	2 Easbourne Terrace London W2 6LG United Kingdom	United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Executive Officers

Hugo Bague	Global Head of HR	2 Easbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Chief Executive of the Energy Group	2 Easbourne Terrace London W2 6LG United Kingdom	United States of America

Bret Clayton	Chief Executive of the Copper Group	2 Easbourne Terrace London W2 6LG United Kingdom	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Easbourne Terrace London W2 6LG United Kingdom	Canada

Grant Thorne	Group Executive Technology and Innovation	Comalco Place 12 Creek Street Brisbane QLD 4000 Australia	Australia

Debra Valentine	Global Head of Legal	2 Easbourne Terrace London W2 6LG United Kingdom	United States

Page 9 of 12 Pages

Rio Tinto International Holdings Limited
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship

Directors

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Ben Mathews	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Roger Dowding	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Page 10 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Page 11 of 12 Pages

EXHIBIT A
JOINT FILING AGREEMENT
BETWEEN RIO TINTO PLC AND RIO TINTO INTERNATIONAL HOLDINGS LIMITED
     The undersigned hereby agree that the Statement on Schedule 13D, dated November 3, 2006, with respect to the common shares, without par value, of Ivanhoe Mines Ltd. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 3rd day of November, 2006.

Rio Tinto plc
By:	/s/ Anette V Lawless
	Name:	Anette V Lawless
	Title:	Company Secretary

Rio Tinto International Holdings Limited
By:	/s/ Anette V Lawless
	Name:	Anette V Lawless
	Title:	Director

Page 12 of 12 Pages